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Exhibit 5

AMENDMENT NO. 1 TO
AMENDED AND RESTATED
TRUST AGREEMENT
OF
HMP EQUITY TRUST

        THIS AMENDMENT NO. 1 TO AMENDED AND RESTATED TRUST AGREEMENT (this "Amendment") is dated as of July 12, 2007;

        WHEREAS, the Delaware Trustee, the Administrative Trustees and Family Holdings, as depositor, entered into a Trust Agreement dated as of February 9, 2005 establishing the HMP Equity Trust (the "Trust"), a trust created under the Statutory Trust Act;

        WHEREAS, the Delaware Trustee, the Administrative Trustees, Family Holdings and MatlinPatterson entered into that certain Amended and Restated Trust Agreement of HMP Equity Trust dated as of February 10, 2005 (the "Trust Agreement");

        WHEREAS, the Trust Agreement contains provisions, including procedures governing the allocation of the Escrowed Corporation Interest, which were intended to allow time for ongoing corporate initiatives to mature and be reflected in the price of the Corporation Common Stock and so allow for the proper allocation of the Escrowed Corporation Interest between the holders of the Class A Trust Interests and the holders of the Class B Trust Interests;

        WHEREAS, although these corporate initiatives were successful, other factors affected the stock price performance of the Corporation negatively, so that result of the procedures did not reflect the success of these initiatives;

        WHEREAS, the parties to the Trust Agreement have discussed over a long period a change to the allocation procedures to better reflect the success of these corporate initiatives and have had certain disagreements over past agreements concerning the allocation of the Escrowed Corporation Interest;

        WHEREAS, the Corporation has recently entered into an Agreement and Plan of Merger dated as of July 12, 2007 (the "Merger Agreement") to be acquired by Hexion Specialty Chemicals, Inc. ("Acquiror") in a cash merger (the "Merger") and the parties believe the price to be paid by the Acquiror reflects the positive benefits of the success of these corporate initiatives;

        WHEREAS, in connection with the Merger, the parties wish to resolve the discussions and all past disagreements regarding the allocation of the Escrowed Corporation Interest and desire now to amend the Trust Agreement to reflect their agreement regarding such revised allocation procedures;

        WHEREAS, capitalized terms that are used but not defined in this Amendment shall have the meanings set forth in the Trust Agreement;

        NOW, THEREFORE, for and in consideration of the mutual benefits to be derived from this Amendment, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

        Section 1. Amendments to Trust Agreement. In the event (i) the Merger is consummated as set forth in the Merger Agreement (with any amendments thereto having the consent of the Holders of the Class A Trust Interests and the Holders of the Class B Trust Interests) or (ii) any other Trade Sale or Merger Transaction is entered into within six months of the date hereof that (A) provides for a per share value for the Corporation Common Stock of at least $25.00 per share, (B) is approved by the Board of Directors of the Corporation (an "Alternative Transaction") and (C) is consummated within 18 months of the date of entry into such Alternative Transaction, the following provisions of the Trust Agreement are hereby amended as set forth below to settle and resolve all past disagreements over the allocation of the Escrowed Corporation Interest. In the event the Merger Agreement (or the agreement providing for the Alternative Transaction) is terminated or for any other reason the Merger or an Alternative Transaction, as applicable, is not so consummated, such amendments shall be null and void.

        (a)   Section 1.1 of the Trust Agreement is amended by deleting the definitions of "Post-IPO Escrow Allocation Date," "Price Measurement Period" and "Share Performance" therefrom and adding a statement that terms used in this Amendment but not otherwise defined in the Trust Agreement shall have the meaning ascribed to in this Amendment.

        (b)   Section 2.8(a)(i) of the Trust Agreement is amended by deleting the words "other than dividends and distributions received in respect of the Escrowed Corporation Interest (and proceeds thereon)" therefrom.

        (c)   Section 5.1(c) of the Trust Agreement is amended by deleting it in its entirety and inserting the following in replacement therefor (notwithstanding any prior allocation that would have occurred under the Trust Agreement prior to this Amendment):

          "The Escrowed Corporation Interest shall be allocated 72.4% (i.e., 4,680,657 shares) to the Holders of Class A Trust Interests and 27.6% (i.e., 1,783,701 shares) to the Holders of Class B Trust Interests immediately prior to the consummation of the Merger, or in the event of an Alternative Transaction, the Holders of the Class B Interests shall be allocated a number of shares from the Escrowed Corporation Interest equal to (i) 49,943,624 divided by (ii) the consideration per share to be paid in the Alternative Transaction and the remainder of the Escrowed Corporation Interest shall be allocated to the Holders of the Class A Interests, which allocation shall be made immediately prior to the consummation of such Alternative Transaction.

  For the avoidance of doubt, the Escrowed Corporation Interest shall not be deemed to be allocated to the Holders of Class A Trust Interests and the Holders of Class B Trust Interests until immediately prior to the consummation of the Merger or Alternative Transaction, as applicable, and the Holders of Class A Trust Interests may not cause to be distributed, transferred or sold any of such shares (except to the extent they are not subject to being allocated to the holders of Class B Trust Interests.)"

        (d)   Section 5.2(b) of the Trust Agreement is amended by deleting the final two sentences thereof in their entirety and inserting the following in replacement therefor:

  "To the extent that such a distribution is received in connection with shares constituting the Escrowed Corporation Interest, such distribution shall be distributed 100% to the Holders of Class A Trust Interests through the date of the consummation of the Merger or any Alternative Transaction."

        (e)   Exhibit B to the Trust Agreement is deleted in its entirety.

          Section 2. General Release. David Matlin, Chris Pechock, MatlinPatterson, Jon Huntsman and Family Holdings (each, a "Section 2 Party") agree that each of David Matlin, Chris Pechock and MatlinPatterson, on the one hand, and Jon Huntsman and Family Holdings, on the other hand, (as such, the "Releasing Party") hereby unconditionally and irrevocably compromises, settles, remises, acquits and fully releases and forever discharges each of the other (as such, the "Released Party") and the Released Party's spouse, children, heirs, successors and assigns, and each of their respective parents; divisions; subsidiaries; related entities; partners; directors; officers; partners; managers; shareholders; members; employees; agents; affiliates; and for each of the foregoing, if an entity, the entities' respective predecessors, successors, officers, directors, partners; shareholders, employees, agents, attorneys, insurers, and representatives) (hereinafter, together with the Released Parties, collectively referred to as the "Releasees") from, and agrees that Releasees shall have no obligation or liability in respect of, any and all claims, counterclaims, setoffs, choses in action, demands, lawsuits, arbitrations, causes of action, orders, obligations, duties, contracts, agreements, debts, damages, contributions, indemnifications, reimbursements, advances, subrogation rights and liabilities of whatever nature, whether known or unknown, which exist or may exist on the Releasing Party's behalf against Releasees as of the date hereof ("Claims"), including, without limitation, Claims relating to this Amendment and any previous draft or version hereof, the Trust Agreement, the Merger Agreement, the Agreement and Plan of Merger dated as of June 26, 2007 between the Corporation and Basell AF ("Basell"), the Voting Agreement to which Basell and the Trust are signatories and any past agreements to which any of the Releasing Parties or any Releasee are or have been parties. This release includes, but is not limited to, any and all Claims for or in connection with fraud, breach of contract, interference with economic advantage, breach of fiduciary duty, emotional distress, personal injury, defamation, quantum meruit, negligence, strict liability and any and all claims arising under any law, any Claims against Releasees arising out of any Releasee's ownership of securities of, or any actions taken as a director of, the Company or its predecessors, affiliates and/or its subsidiaries. Notwithstanding the foregoing, however, this release shall not include Claims relating to events occurring after the date hereof arising from or relating to rights and obligations under the Trust Agreement as amended by this Amendment. The Releasing Party agrees not to advocate or incite the institution of, or assist or participate in, without compulsion of legal process, any suit or complaint by any Person against Releasees. Each Releasing Party hereby acknowledges that it may hereafter discover claims or facts in addition to, or different from, those which it now knows or believes to exist, but, by entering into this Agreement, it has expressly agreed to fully, finally and forever settle and release any and all claims, known or unknown, suspected or unsuspected, which exist or may exist on its behalf at the time of execution of this Agreement with respect to its Releasees.

        Section 3. Miscellaneous.

        (a)   Counterparts. This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered (including by facsimile) to the other parties hereto.

        (b)   Incorporation. The provisions of Sections 11.1, 13.1, 13.2, 13.4, 13.5, 13.6 and 13.7 of the Trust Agreement are hereby incorporated herein and shall be deemed to include and/or apply to this Amendment, as appropriate.

        (c)   Transfer. MatlinPatterson has agreed to a Voting Agreement containing a provision which provides that the Holder of the Class A Trust interests will retain in the Trust at least 19,870,000 shares of Corporation Common Stock beneficially owned by it through the date of the closing of the Merger or the consummation of an Alternative Transaction, provided that it may transfer all or part of such shares so long as (i) the Corporation, in its reasonable discretion, agrees that such Transfer (as defined in the Voting Agreement) does not constitute an assignment of (x) the Corporation's rights and obligations under Section 12.4 of the Purchase and Sales Agreement, dated March 23, 1994, by and among Texaco, Inc., Texaco Limited, Texaco Overseas Holdings Inc., Texaco Chemical Company and Huntsman Corporation or (y) Huntsman Specialty Chemicals Corporation's rights and obligations under Section 10.4(b) of the Purchase and Sale Agreement, dated March 21, 1997, by and among Texaco Inc., Texaco Chemical Inc. and Huntsman Specialty Chemicals Corporation or (ii) the Transferee (as defined in the Voting Agreement) grants all voting rights to such stock to the Trust or to Jon Huntsman, in form and substance satisfactory to the Corporation in its reasonable discretion. The parties hereto agree that the Trust and its beneficiaries shall also have the right to enforce such provision against the Holder of the Class A Trust Interests until such time, if any, as the amendments set forth in Section 1 hereof become null and void in accordance with Section 1 hereof or until the Merger or an Alternative Transaction is consummated.

        (d)   Ratification. Except as amended hereby, the Trust Agreement shall remain in full force and effect as previously executed by the parties thereto, and the parties hereby ratify the Trust Agreement as amended hereby.

        IN WITNESS WHEREOF, each of the undersigned, intending to be legally bound, has caused this Amendment to be duly executed and delivered on the date first set forth above.

HMP EQUITY TRUST
/s/ JON M. HUNTSMAN Jon M. Huntsman, as Administrative Trustee, and, with respect to Section 2 only, as an individual
/s/ PETER R. HUNTSMAN Peter R. Huntsman, as Administrative Trustee
/s/ DAVID MATLIN David Matlin, as Administrative Trustee, and, with respect to Section 2 only, as an individual
/s/ CHRISTOPHER PECHOCK Christopher Pechock, as Administrative Trustee, and, with respect to Section 2 only, as an individual
HUNTSMAN FAMILY HOLDINGS COMPANY LLC, as Holder of Class B Trust Interests
By:	/s/ JON M. HUNTSMAN
	Name:	Jon M. Huntsman
	Title:	President
MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS, L.P., as a Holder of Class A Interests
By:	MatlinPatterson Global Advisers LLC, its Investment Advisor
By:	/s/ ROBERT H. WEISS
	Name:	Robert H. Weiss
	Title:	General Counsel

MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS B, L.P., as a Holder of Class A Interests
By:	MatlinPatterson Global Advisers LLC, its Investment Advisor
By:	/s/ ROBERT H. WEISS
	Name:	Robert H. Weiss
	Title:	General Counsel
MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS (BERMUDA) L.P., as a Holder of Class A Interests
By:	MatlinPatterson Global Advisers LLC, its Investment Advisor
By:	/s/ ROBERT H. WEISS
	Name:	Robert H. Weiss
	Title:	General Counsel

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AMENDMENT NO. 1 TO AMENDED AND RESTATED TRUST AGREEMENT OF HMP EQUITY TRUST